Exhibit (a)(10)

3611 Valley Centre Drive, Suite 400

San Diego, CA 92130

December 3, 2013

Dear Stockholder:

We are pleased to inform you that, on November 7, 2013, Santarus, Inc. (“Santarus”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Salix Pharmaceuticals, Ltd. (“Parent”), Salix Pharmaceuticals, Inc., a wholly owned subsidiary of Parent, and Willow Acquisition Sub Corporation, a wholly owned indirect subsidiary of Parent (“Purchaser”). In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.0001 per share (the “Shares”), at a price per Share of $32.00, net to the holder thereof in cash, without interest (the “Offer Price”) and subject to any withholding of taxes required by applicable law.

If successful, the Offer will be followed by the merger of Purchaser with and into Santarus, with Santarus surviving the merger as a wholly owned indirect subsidiary of Parent (the “Merger”). In the Merger, each Share then outstanding (other than Shares (i) owned by Santarus, Parent, Purchaser or any wholly owned subsidiary of Santarus or of Parent and (ii) owned by holders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, without interest and subject to any withholding of taxes required by applicable law.

The Board of Directors of Santarus (the “Board”) unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of, Santarus’ stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) resolved, subject to the terms of the non-solicitation obligations of the Merger Agreement, to recommend that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Santarus’ Solicitation/Recommendation Statement, the Board recommends that Santarus’ stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accompanying this letter is (i) a copy of Santarus’ Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated December 3, 2013, which sets forth the terms and conditions of the Offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your Shares pursuant to the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 Midnight, New York City time, at the end of the day on December 31, 2013, unless extended.

Sincerely,

Gerald T. Proehl President and Chief Executive Officer